MORGAN STANLEY DEAN WITTER SPECTRUM SERIES
MONTHLY REPORT
AUGUST 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the six Morgan Stanley Dean Witter Spectrum Funds as of August 31, 2001 was as follows:

Funds                     N.A.V.                    % change for month
-----                    -------                    ------------------
Spectrum Commodity        $  6.22                      -2.84%
Spectrum Currency         $ 11.08                       2.40%
Spectrum Global Balanced  $ 15.83                       0.50%
Spectrum Select           $ 24.32                       2.54%
Spectrum Strategic        $  9.93                      -0.56%
Spectrum Technical        $ 15.14                       1.33%

SPECTRUM COMMODITY

Spectrum Commodity decreased in value during August primarily due to losses recorded in the energy markets from long positions in natural gas futures as prices declined to a two-year low on reports of rising supply levels. In the agricultural markets, losses were experienced from long positions as prices moved lower. In soft commodities, losses were recorded from long cotton futures positions as prices fell following a U.S.D.A. report for a record crop in 2001. In the metals markets, smaller losses were incurred from long positions in silver and platinum futures as prices declined moderately during the month.

SPECTRUM CURRENCY

Spectrum Currency increased in value during August primarily due to gains recorded from long positions in the euro and Swiss franc as the values of these currencies strengthened versus the U.S. dollar due to economic optimism for Europe, speculation that the European Central Bank would cut interest rates and weakness in the U.S. dollar caused by the sluggish U.S. economy. Additional currency gains were recorded from long positions in the Singapore dollar as its value strengthened to a five-month high versus the U.S. dollar. A portion of the Fund's overall gains was offset by losses recorded from short positions in the Japanese yen as the value of the yen strengthened versus the U.S. dollar due to U.S. economic weakness.

SPECTRUM GLOBAL BALANCED

Spectrum Global Balanced increased in value during August primarily due to gains recorded in the currency markets from long positions in the Singapore dollar as its value strengthened to a five-month high versus the U.S. dollar. In the global interest rate futures markets, gains were recorded from long positions as prices generally trended higher and continued concerns for the sluggish U.S. economy. A portion of the Fund's overall gains was offset by losses recorded in the global stock index futures markets from long positions as most equity prices fell on worsening fundamentals and earnings warnings. In the energy markets, losses were incurred from short positions in crude oil futures as prices rose amid declining inventories and growing tensions in the Middle East.

SPECTRUM SELECT

Spectrum Select increased in value during August primarily due to gains in the global interest rate futures markets from long positions as prices generally trended higher amid continued concerns for the sluggish U.S. economy. In the lgobal stock index futures markets, profits were recorded from short positions as most equity prices fell on worsening fundamentals and earnings warnings. In the currency markets, profits were recorded from long positions in the euro and Swiss franc as the values of these currencies strengthened versus the U.S. dollar due to economic optimism for Europe, speculation that the European Central Bank would cut interest rates and weakness in the U.S. dollar caused by the sluggish U.S. economy. A portion of the Fund's overall gains was offset by losses recorded in the agricultural markets from long positions as prices moved lower. In the energy markets, losses were incurred from short positions in crude oul futures as prices rose amid declining inventories and growing tensions in the Middle East.

SPECTRUM STRATEGIC

Spectrum Strategic decreased in value during August primarily due to losses recorded in the agricultural markets from long positions as prices declined. In the currency markets, losses were incurred from short positions in the Japanese yen as the value of the yen strengthened versus the U.S. dollar due to U.S. economic weakness. A portion of the Fund's overall losses was offset by gains recorded in the global interest rate futures markets from long positions as prices generally trended higher amid continued concerns for the sluggish U.S. economy. In the global stock index futures markets, profits were recorded from short positions as most equity prices fell on worsening fundamentals and earnings warnings.

SPECTRUM TECHNICAL

Spectrum Technical increased in value during August primarily due to gains recorded in the global interest rae futures markets from long positions as prices generally trended higher amid continued concerns for the sluggish U.S. economy. In the global stock index futures markets, profits were recorded from short positions as most equity prices fell on worsening fundamentals and earnings warnings. A portion of the Fund's overall gains was offset by losses recorded in the currency markets from short positions in the Japanese yen as the value of the yen strengthened versus the U.S. dollar due to U.S. economic weakness. In the energy markets, losses were incurred from short positions in crude oil futures as prices rose amid declining inventories and growing tensions in the Middle East.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation c/o, Morgan Stanley Trust Company,
Attention: Managed Futures, 7th Floor, Harborside Financial Center Plaza Two, Jersey City, N. J. 07311-3977 or your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Funds                         Year                    Return
-----                         ----                    ------

Spectrum Commodity
                              1998                    -34.3%
                              1998                     15.8%
                              2000                      3.2%
                              2001 (8 months)         -20.8%

                        Inception-to-Date Return:     -37.8%
                        Annualized Return:            -12.2%

--------------------------------------------------------------------------------
Spectrum Currency             2000 (6 months)          11.7%
                              2001 (8 months)          -0.8%

                        Inception-to-Date Return:      10.8%
                        Annualized Return:              0.1%
--------------------------------------------------------------------------------
Spectrum Global Balanced
                              1994 (2 months)          -1.7%
                              1995                     22.8%
                              1996                     -3.6%
                              1997                     18.2%
                              1999                     16.4%
                              1999                      0.7%
                              2000                      0.9%
                              2001 (8 months)          -2.6%

                        Inception-to-Date Return:      58.3%
                        Annualized Return:              7.0%

--------------------------------------------------------------------------------
Spectrum Select
                              1991 (5 months)          31.2%
                              1992                    -14.4%
                              1993                     41.6%
                              1994                     -5.1%
                              1995                     23.6%
                              1996                      5.3%
                              1997                      6.2%
                              1998                     14.2%
                              1999                     -7.6%
                              2000                      7.1%
                              2001 (8 months)           3.2%

                        Inception-to-Date Return:     143.2%
                        Annualized Return               9.2%
--------------------------------------------------------------------------------

Spectrum Strategic
                              1994 (2 months)           0.1%
                              1995                     10.5%
                              1996                     -3.5%
                              1997                      0.4%
                              1998                      7.8%
                              1999                     37.2%
                              2000                    -33.1%
                              2001 (8 months)          -6.4%

                        Inception-to-Date Return:      -0.7%
                        Annualized Return:             -0.1%
--------------------------------------------------------------------------------

Spectrum Technical
                              1994 (2 months)          -2.2%
                              1995                     17.6%
                              1996                     18.3%
                              1997                      7.5%
                              1998                     10.2%
                              1999                     -7.5%
                              2000                      7.8%
                              2001 (8 months)          -5.8%

                        Inception-to-Date Return:      51.4%
                        Annualized Return:              6.3%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended August 31, 2001
(Unaudited)


                              Morgan Stanley Dean Witter   Morgan Stanley Dean Witter     Morgan Stanley Dean Witter
                              Spectrum Commodity           Spectrum Currency              Spectrum Global Balanced
                              --------------------------   --------------------------     ---------------------------
                                           Percentage of                Percentage of                Percentage of
                                           August 1, 2001               August 1, 2001               August 1, 2001
                                           Beginning                    Beginning                    Beginning
                              Amount       Net Asset Value    Amount    Net Asset Value     Amount   Net Asset Value
                              ------       ---------------    ------    ---------------     ------   ---------------
                                 $               %               $            %               $           %
REVENUES
Trading profit (loss):
  Realized                     (84,667)          (0.57)         --             --        325,414           0.58
  Net change in unrealized    (285,518)          (1.92)      835,298           2.72       57,707           0.10
                              --------         --------     --------        -------     --------        -------

  Total Trading Results       (370,185)          (2.49)      835,298           2.72      383,121           0.68
Interest Income (Note 2)        36,226            0.24        72,204           0.23      167,076           0.30
                              --------         --------     --------        -------     --------        -------

  Total Revenues              (333,959)          (2.25)      907,502           2.95      550,197           0.98
                              --------         --------     --------        -------     --------        -------

EXPENSES
Brokerage fees (Note 2)         56,919            0.38       117,921           0.38      213,862           0.38
Management fees (Notes 2 & 3)   30,934            0.21        51,270           0.17       58,115           0.10
                              --------         --------     --------        -------     --------        -------


Total Expenses                  87,853            0.59       169,191           0.55      271,977           0.48
                              --------         --------     --------        -------     --------        -------

NET INCOME (LOSS)             (421,812)          (2.84)      738,311           2.40      278,220           0.50
                              ========         ========     ========        =======     ========        =======





Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended August 31, 2001
(Unaudited)


                       Morgan Stanley Dean Witter             Morgan Stanley Dean Witter             Morgan Stanley Dean Witter
                       Spectrum Commodity                     Spectrum Currency                       Spectrum Global Balanced
                       -------------------------------        ------------------------------        --------------------------------
                        Units       Amount    Per Unit         Units       Amount   Per Unit        Units         Amount    Per Unit
                       ------      -------   ---------        ------      -------  ---------        -----         ------    --------
                                       $          $                           $         $                            $        $
Net Asset Value,
 August 1, 2001     2,320,282.520  14,848,478    6.40      2,843,759.463  30,761,925   10.82     3,541,332.937    55,790,603   15.75
Net Income (Loss)          -         (421,812)  (0.18)           -           738,311    0.26             -           278,220    0.08
Redemptions           (45,145.380)   (280,804)   6.22        (18,649.659)   (206,638)  11.08       (42,597.348)     (674,316)  15.83
Subscriptions          31,161.232     193,823    6.22        252,771.179   2,800,705   11.08        67,747.387     1,072,441   15.83
                    -------------  ----------              -------------  ----------             -------------  ------------

Net Asset Value,
  August 31, 2001   2,306,298.372  14,339,685    6.22      3,077,880.983  34,094,303   11.08     3,566,482.976    56,466,948   15.83
                    =============  ==========              =============  ==========             =============   ===========




The accompanying notes are an integral part of these financial statements.



Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended August 31, 2001
(Unaudited)


                              Morgan Stanley Dean Witter        Morgan Stanley Dean Witter        Morgan Stanley Dean Witter
                              Spectrum Select                   Spectrum Strategic                Spectrum Technical
                              ----------------------------      -----------------------------     ---------------------------
                                           Percentage of                      Percentage of                    Percentage of
                                           August 1, 2001                     August 1, 2001                   August 1, 2001
                                           Beginning                          Beginning                        Beginning
                              Amount       Net Asset Value      Amount        Net Asset Value     Amount       Net Asset Value
                              ------       ---------------      ------        ---------------     ------       ---------------
                                 $                %                $                 %               $             %
REVENUES
Trading profit (loss):
  Realized                    1,601,534      0.70             (257,987)        (0.38)             (8,322,754)      (3.29)
  Net change in unrealized    5,628,844      2.45              293,323          0.43              13,188,709        5.22
                              ---------      ----              -------          ----              ----------        ----


  Total Trading Results       7,230,378      3.15               35,336          0.05               4,865,955        1.93
Interest Income (Note 2)        555,698      0.24              165,448          0.24                 603,805        0.24
                              ---------      ----              -------          ----              ----------        ----

  Total Revenues              7,786,076      3.39              200,784          0.29               5,469,760        2.17
                              ---------      ----              -------          ----              ----------        ----

EXPENSES
Brokerage fees (Note 2)       1,387,275      0.60              413,633          0.60               1,527,121        0.61
Management fees (Notes 2 & 3)   574,044      0.25              171,159          0.25                 587,970        0.23
                              ---------      ----              -------          ----              ----------        ----

  Total Expenses              1,961,319      0.85              584,792          0.85               2,115,091        0.84
                              ---------      ----              -------          ----              ----------        ----

NET INCOME (LOSS)             5,824,757      2.54             (384,008)        (0.56)              3,354,669        1.33
                              =========      ====             ========         =====               =========        ====






Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended August 31, 2001
(Unaudited)

                       Morgan Stanley Dean Witter          Morgan Stanley Dean Witter            Morgan Stanley Dean Witter
                       Spectrum Select                     Spectrum Strategic                    Spectrum Technical
                       -------------------------------     --------------------------------      -----------------------------------
                       Units        Amount   Per Unit      Units        Amount    Per Unit       Units        Amount        Per Unit
                      ------       -------  ----------     ------       ------    ---------      ------      --------      ---------
                                      $          $                        $          $                           $            $
Net Asset Value,
 August 1, 2001    9,681,363.081  229,617,778    23.72   6,853,080.471  68,463,354    9.99    16,920,900.935    252,764,833    14.94
Net Income (Loss)       -           5,824,757     0.60        -           (384,008)  (0.06)           -           3,354,669     0.20
Redemptions          (95,317.281)  (2,318,116)   24.32    (122,299.687) (1,214,436)   9.93      (197,633.420)    (2,992,170)   15.14
Subscriptions        140,814.093    3,424,599    24.32     104,942.092   1,042,075    9.93       227,572.625      3,445,450    15.14
                   -------------   ----------            -------------  ----------             -------------    -----------

Net Asset Value,
  August 31, 2001  9,726,859.893  236,549,018    24.32   6,835,722.876  67,906,985    9.93    16,950,840.140    256,572,782    15.14
                   =============  ===========           ==============  ==========             ==============    ===========



The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY DEAN WITTER SPECTRUM SERIES
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Morgan Stanley Dean Witter Spectrum Commodity L.P. ("Spectrum Commodity", Morgan Stanley Dean Witter Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership" or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for the Partnerships is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). Morgan Stanley Dean Witter Commodities Management, Inc. ("MSCM") is the trading advisor to Spectrum Commodity. Demeter, Morgan Stanley DW, MS & Co., MSCM and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

USE OF ESTIMATES - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW pays each Partnership interest income on 80% of its average daily "Net Assets" (as defined in the limited partnership agreements) for the month in the case of Spectrum Commodity, Spectrum Currency, Spectrum Select, Spectrum Strategic and Spectrum Technical, and on 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

NET INCOME (LOSS) PER UNIT - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS - The brokerage fees for Spectrum Commodity, Spectrum Currency, and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such brokerage fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

OPERATING EXPENSES - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by each Partnership.

INCOME TAXES - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are paid by the Limited Partners or the Partnership. Morgan Stanley DW pays all such costs.

REDEMPTIONS - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person first becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to Morgan Stanley DW. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

EXCHANGES - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIP - Spectrum Commodity will terminate on December 31, 2027. Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  RELATED PARTY TRANSACTIONS

The Partnerships pay brokerage fees to Morgan Stanley DW was described in Note
1. Spectrum Commodity pays management fees and incentive fees (if applicable) to MSCM. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

3.  TRADING ADVISORS

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Commodity L.P.
  Morgan Stanley Dean Witter Commodities Management Inc.

Morgan Stanley Dean Witter Spectrum Currency L.P.
  John W. Henry & Company, Inc. ("JWH")
  Sunrise Capital Partners, LLC

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.
  Northfield Trading L.P.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd.
  Blenheim Capital Management, L.L.C. (formerly known as
    Blenheim Investments,  Inc.)
  Eclipse Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc. ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc.

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE - The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).

The management fee for Spectrum Currency is accrued at a rate of 1/12 of 2% of Net Assets on the first day of each month (a 2% annual rate).

The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 3% per month of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Technical is accrued at a rate of 1/12 of 2% of Net Assets allocated to JWH on the first day of each month, 1/12 of 3% of Net Assets allocated to Campbell on the first day of each month, and 1/12 of 4% of Net Assets allocated to Chesapeake on the first day of each month (annual rates of 2%, 3% and 4% respectively).

INCENTIVE FEE - Spectrum Commodity pays an annual incentive fee equal to 17.5% of Partnership's trading profits, as determined from the end of the last period in which an incentive fee was earned.

Spectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each month.

Spectrum Global Balanced, Spectrum Select and Spectrum Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Trading profits for the Partnerships represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted.



Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)


For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.